JEFFREY R. VETTER	June 4, 2018	EMAIL JVETTER@FENWICK.COM
PARTNER		Direct Dial (650) 335-7631

CONFIDENTIAL

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Upwork Inc. - Confidential Submission of the Draft Registration Statement on Form S-1, Submitted June 4, 2018

Ladies and Gentlemen:

On behalf of our client, Upwork Inc. (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s common stock via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “emerging growth company” (as defined in the JOBS Act) and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

A public filing of the registration statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

In accordance with the Compliance and Disclosure Interpretations of the Commission relating to the Fixing America’s Surface Transportation Act dated August 17, 2017, an emerging growth company may omit from its draft registration statement interim financial information that it reasonably believes it will not be required to present separately at the time of the contemplated offering.

The Company advises the staff of the Commission that it currently expects its initial public offering to occur in the third quarter of 2018 and on such a date when its interim financial statements for the three months ended March 31, 2017 and 2018 will not be required to be presented separately in its publicly filed registration statement. Accordingly, the Company has omitted its interim financial statements for the three months ended March 31, 2017 and 2018 from the Draft Registration Statement. Based on the current expected timing for the Company’s initial public offering, the Company current expects to include its interim financial statements for the six months ended June 30, 2018 in its publicly filed registration statement.

CONFIDENTIAL

U.S. Securities and Exchange Commission

June 4, 2018

Please do not hesitate to contact me at (650) 335-7631 or Ran Ben-Tzur at (650) 335-7613 if you have any questions regarding the foregoing or if I can provide any additional information.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter Partner